February 10, 2025

William Shepro
Chief Executive Officer
Altisource Portfolio Solutions S.A.
33, Boulevard Prince Henri
L-1724 Luxembourg
Grand Duchy of Luxembourg

        Re: Altisource Portfolio Solutions S.A.
            Registration Statement on Form S-1
            Filed January 31, 2025
            File No. 333-284648
Dear William Shepro:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Alyssa Wall at 202-551-8106 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   Max Kirchner